Filed Pursuant to Rule 433
Registration Statement No. 333-144781

July     , 2007

Dear Fellow Shareholder,

On July 23, 2007, Computershare Trust Company, N.A. assumed responsibility as transfer agent and registrar for UGI Corporation’s common stock. Computershare is the largest and only global transfer agent servicing 100 million shareholders for 14,000 clients worldwide. Computershare offers a variety of ways to access your account, process transactions or make account inquiries.

You can use any of the following options to contact Computershare.

Telephone:	1-800-850-1774 (U.S. and Canada)	E-Mail: web.queries@computershare.com
1-312-360-5100 (other countries)

U.S. Mail:	Computershare Investor Services	Overnight Delivery:	Computershare Investor Services
	P.O. Box 43078		250 Royall Street
	Providence, RI 02940-3078		Canton, MA 02021

Investor Centre:	www.computershare.com/investor

UGI Corporation is pleased to offer you direct deposit of your dividends. To have your dividends directly deposited into a designated U.S. bank account, you must complete a Direct Deposit Authorization form. Please call Computershare to receive a form in the mail. If you prefer, you may choose to authorize direct deposit by conveniently accessing your account through Investor Centre at www.computershare.com/investor.

In addition, we encourage you to deposit your UGI stock certificates with Computershare for “safekeeping.” They will hold your stock certificates as book-entry shares, at no cost to you. Safekeeping eliminates the risk and cost associated with the loss, theft or destruction of stock certificates.

You are also eligible to participate in our Dividend Reinvestment and Direct Stock Purchase Plan. Shareholders who participate in the plan can increase their ownership of UGI common stock through automatic reinvestment of dividends on the shares they own. The plan also allows participants to make optional cash purchases of shares by check, one-time bank debit or automatic recurring withdrawal from a designated bank account. Also, if you wish to reinvest only a portion of the dividends, the remainder can be deposited directly into a bank account of your choice. There are no fees for enrolling in the plan or for purchasing shares. Enrollment information and a plan prospectus may be obtained from Computershare.

If you have any questions, or need more information, please contact Computershare directly.

Sincerely,

Robert W. Krick

Vice President and Treasurer

UGI Corporation (“UGI”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UGI has filed with the SEC for more complete information about UGI and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, UGI will arrange to send you the prospectus if you request it by calling Computershare at 1-800-850-1774 or the Company at 610-337-1000.